Exhibit 99.5

ATOTECH LIMITED COURT MEETING AND GENERAL MEETING VIRTUAL MEETING GUIDE Meeting ID: 155-494-169

Unless otherwise defined, terms used in this virtual meeting guide shall have the meaning given to them in the scheme document published by Atotech Limited on September 28, 2021 (the “ Scheme Document”).

SCHEME SHAREHOLDERS AND ATOTECH SHAREHOLDERS

Meeting Access

Scheme Shareholders and Atotech Shareholders can participate in the Court Meeting and General Meeting electronically, should they wish to do so. This can be done by accessing the following website: https://web.lumiagm.com.

This can be accessed online using most well-known internet browsers such as Chrome, Firefox, Edge and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone.

On accessing the meeting website, you will be asked to enter the Meeting ID above.

Scheme Shareholders and Atotech Shareholders will click ‘I have a Login’ and you will then be prompted to enter your unique Control Number and Password.

Access to the Meetings will be available from 9:45 a.m. (Eastern Time) / 1:45 p.m. (London Time) on November 3, 2021; however, please note that your ability to vote will not be enabled until the Chairman formally declares the relevant poll open.

Broadcast

The Meetings will be broadcast in video format. Once logged in, and at the commencement of the Meetings, you will be able to watch and listen to the proceedings of the Meetings on your device.

Voting

Once the Chair has formally opened the relevant Meeting, the voting procedure will be explained. Once voting has opened, the polling icon will appear on the navigation bar of the Scheme Shareholders and Atotech Shareholders. From here, the resolutions and voting choices will be displayed.

Scheme Shareholders and Atotech Shareholders should select the option that corresponds with how you wish to vote. Once you have selected your choice, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received. There is no submit button. If you make a mistake or wish to change your vote, simply select the correct choice. If you wish to “cancel” your vote, select the “cancel” button. You will be able to do this at any time whilst the poll remains open and before the Chair announces its closure.

Questions

Scheme Shareholders and Atotech Shareholders attending electronically may ask questions either as text via the Lumi messaging function or verbally via the teleconference. Details of how to access the teleconference will be provided on the day of the Meetings once you are logged into the Lumi platform.

To submit question in writing – Select the messaging icon from within the navigation bar and type your question at the top of the screen. Once finished, press the‘send’ icon to the right of the message box then submit your question.

Scheme Shareholders and Atotech Shareholders may also submit questions in advance of the relevant Meeting by email to Atotech@ogier.com. Emails must be received no less than 48 hours before the start of the relevant Meeting.

Questions will be moderated before being sent to the Chair. This is to avoid repetition and ensure the smooth running of the Meetings. If multiple questions on the same topic are received, the Chair may choose to provide a single answer to address shareholder queries on the same topic.

NON-REGISTERED SHAREHOLDERS

Meeting Access

Non-Registered Shareholders can observe (but not participate in) the Court Meeting and General Meeting electronically, should they wish to do so. This can be done by accessing the following website: https://web.lumiagm.com.

This can be accessed online using most well-known internet browsers such as Chrome, Firefox, Edge and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone.

On accessing the meeting website, you will be asked to enter the Meeting ID above.

Non-Registered shareholders will click ‘I am a Guest’ and will then enter their first name, last name, email address and company.

Access to the Meetings will be available from 9:45 a.m. (Eastern Time) / 1:45 p.m. (London Time) on November 3, 2021.

Broadcast

The Meetings will be broadcast in video format. Once logged in, and at the commencement of the Meetings, you will be able to watch and listen to the proceedings of the Meetings on your device.

Non-Registered Shareholders will not however be able to speak at, submit written questions to, vote at or otherwise participate in the Meetings via the virtual meeting platform.

Additional Information For further information, please refer to the Scheme Document which is available at https://investors.atotech.com.

Requirements

An active internet connection is required at all times in order to allow you to view and listen to the broadcast and, in the case of Scheme Shareholders and Atotech Shareholders, cast your vote when the relevant poll opens and submit questions. It is the user’s responsibility to ensure you remain connected for the duration of the Meetings.

Duly appointed proxies and corporate representatives

Following receipt of a valid appointment from a Scheme Shareholder or an Atotech Shareholder, please contact Ogier Global before 1:00 p.m. (Eastern Time) / 5:00 p.m. (London Time) on November 2, 2021 on +44 1534 514000 or by email at Atotech@ogier.com for your control number. Lines are open from 9:00 a.m. to 5:00 p.m. (London Time) Monday to Friday (excluding public holidays in Jersey, Channel Islands).